Exhibit 2.1

FORM OF SEPARATION AND DISTRIBUTION AGREEMENT

by and between

SPRINT NEXTEL CORPORATION

and

EMBARQ CORPORATION

dated as of

[                    ], 2006

i

Exhibits and Schedules

Exhibit A	Form of Amended and Restated Embarq Certificate of Incorporation

Exhibit B	Form of Embarq Bylaws

Exhibit C	Form of Employee Matters Agreement

Exhibit D	[Reserved]

Exhibit E	Form of Patent Agreement

Exhibit F	Form of Software and Proprietary Information Agreement

Exhibit G	Form of Tax Sharing Agreement

Exhibit H	Form of Trademark License Agreement

Schedule 1.01(a)	Ancillary Agreements

Schedule 1.01(b)	Transferred Subsidiaries

Schedule 1.01(c)	Transferred Assets

Schedule 1.01(d)	Assumed Liabilities

Schedule 2.02(e)	Order of Transactions

Schedule 2.03	Terminated Agreements

Schedule 2.04	Novated Agreements

Schedule 2.06	Mixed Contracts

Schedule 2.08	Intercompany Accounts, Related Liabilities and Other Matters

Schedule 6.03(c)	Sprint Information

Schedule 6.10	Allocated Actions; Shared Contingent Liabilities

Schedule 8.01	Expenses

iii

THIS SEPARATION AND DISTRIBUTION AGREEMENT, dated as of                     , 2006, is entered into by and between Sprint Nextel Corporation, a Kansas corporation (“Sprint”), and Embarq Corporation, a Delaware corporation and, as of the date of this agreement, a wholly owned subsidiary of Sprint (“Embarq”).

RECITALS

A. Sprint is the owner of all the issued and outstanding shares of capital stock of Embarq.

B. The Sprint Board of Directors has determined that it is in the best interests of Sprint and its stockholders to separate Sprint’s existing businesses into two independent businesses (the “Separation”) and, following the Separation, to distribute (the “Distribution”), on a pro rata basis, to holders of Sprint Common Stock all the outstanding shares of common stock, par value $0.01 per share, of Embarq (the “Embarq Common Stock”), owned by Sprint.

C. Sprint and Embarq believe the Distribution will (i) facilitate growth and efficiency of operations and, in turn, maximize the profitability of each of Sprint and Embarq, including by eliminating strategic conflicts and (ii) create entities that have different financial characteristics that are expected to appeal to different investors.

D. Each of Sprint and Embarq has determined that it is necessary and advisable to set forth the principal transactions required to effect the Separation and the Distribution and to describe other agreements that will govern certain matters regarding the Separation and the Distribution.

E. To effect the Separation, on the terms and conditions set forth in this agreement, Sprint will contribute to Embarq the stock and Assets associated with Sprint’s local exchange carrier business and certain other Assets in exchange for shares of common stock of Embarq, cash, senior notes of Embarq described in paragraph G(ii) below and the assumption by Embarq of certain Liabilities of Sprint (the “Contribution”).

F. As part of the plan of reorganization of Embarq, (i) Embarq or a member of the Embarq Group will enter into a senior credit facility and (ii) Embarq will issue senior notes to Sprint intended to constitute “securities” within the meaning of Section 361 of the Internal Revenue Code of 1986, as amended (the “Code”).

G. Sprint and Embarq have previously entered into certain of the Ancillary Agreements contemplated by this agreement and, before executing the underwriting agreement, Sprint and its wholly owned subsidiary Sprint Capital Corporation (“Sprint Capital”) are entering into an exchange agreement pursuant to which Sprint will transfer the senior notes of Embarq that it receives in connection with the Contribution to Sprint Capital in satisfaction of indebtedness owed by Sprint to Sprint Capital.

H. Sprint and Embarq intend that, for U.S. federal income tax purposes, (i) the Contribution, the Distribution, and the other transactions contemplated by this agreement qualify as a “reorganization” under Section 368(a) of the Code, with respect to which no gain or loss will be recognized under Sections 361 and 355 of the Code, and (ii) this agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained in this agreement and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by Sprint and Embarq, Sprint and Embarq agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Certain Definitions. The following terms have the meanings set forth below:

“Action” means any demand, claim, action, suit, countersuit, arbitration, litigation, inquiry, proceeding or investigation by or before any Governmental Authority or any arbitration tribunal or authority.

“Ancillary Agreements” means those agreements listed on Schedule 1.01(a).

“Arbitration Demand Notice” has the meaning set forth in Section 7.03.

“Arbitration Panel” means the panel of arbitrators selected under Section 7.05.

“Arbitration Rules” has the meaning set forth in Section 7.02.

“Assets” means all rights, properties or assets, whether real, personal or mixed, tangible or intangible, of any kind, nature and description, whether accrued, contingent or otherwise, and wheresoever situated and whether or not carried or reflected, or required to be carried or reflected, on the books of any Person.

“Code” has the meaning set forth in the Recitals.

“Consents” means any consents, waivers or approvals from, or notification requirements to, any third parties, including Governmental Approvals.

“Contribution” has the meaning set forth in the recitals.

“Conveyance and Assumption Instruments” means, collectively, the deeds, bills of sale, Asset transfer agreements, endorsements, assignments, assumptions (including Liability assumption agreements), leases, subleases, affidavits and other instruments of sale, conveyance, contribution, distribution, lease, transfer and assignment between Sprint or, where applicable, any member of the Sprint Group, on the one hand, and Embarq or, where applicable, any member of the Embarq Group, on the other hand, as may be necessary or advisable under the laws of the relevant jurisdictions to effect the Separation and the Contribution.

“Credit Facility” has the meaning set forth in Section 2.01(b).

“Delayed Transfer Asset” has the meaning set forth in Section 2.02(c).

“Delayed Transfer Liability” has the meaning set forth in Section 2.02(c).

“Dispute Escalation Notice” has the meaning set forth in Section 7.01.

“Distribution” has the meaning set forth in the Recitals.

“Distribution Agent” has the meaning set forth in Section 3.01.

“Distribution Date” means the date on which the Distribution occurs.

“Distribution Time” means the time designated by the Sprint Board of Directors as the time at which the Distribution is effective on the Distribution Date.

“Embarq” has the meaning set forth in the Preamble.

“Embarq Business” means the business and operations conducted by the Embarq Group as of the Distribution Time, as more fully described in the Information Statement.

“Embarq Common Stock” has the meaning set forth in the Recitals.

“Embarq Group” means Embarq and each of the entities set forth on Schedule 1.01(b), and any other entities that may become Subsidiaries of Embarq.

“Embarq Group Assets” means only the following Assets of the Parties or their respective Subsidiaries:

(i)	all of the outstanding capital stock of the members of the Embarq Group (other than the Embarq Common Stock);

(ii)	all of the Assets included on the Embarq Pro Forma Balance Sheet or any subledger thereto that are owned by either Party or any of their respective Subsidiaries as of the Distribution Time;

(iii)	all of the Assets of either Party or any of their respective Subsidiaries as of the Distribution Time acquired or created after the date of the Embarq Pro Forma Balance Sheet that are of a nature or type that would have resulted in the Assets being included as Assets on a pro forma combined balance sheet of Embarq and the notes or subledgers thereto as of the Distribution Time (were the balance sheet, notes and subledgers to be prepared as of that time) on a basis consistent with the determination of the Assets included on the Embarq Pro Forma Balance Sheet or any subledger thereto;

(iv)	all of the Assets expressly transferred to Embarq or any member of the Embarq Group under this agreement, the Conveyance and Assumption Instruments or any of the Ancillary Agreements;

(v)	all of the contract rights, licenses, trade secrets, know-how, product registrations, any other rights or intellectual property and any other rights, claims or properties, as provided for in the Patent Agreement, the Software and Proprietary Information Agreement and the Trademark License Agreement;

(vi)	all of the Assets identified on Schedule 1.01(c); and

(vii)	except as otherwise expressly provided in this agreement or one or more Ancillary Agreements, all other Assets that are held by a member of the Embarq Group and used primarily by or in connection with the Embarq Business on or prior to the Distribution Date.

For the avoidance of doubt, Embarq Group Assets does not include any Assets formerly held by (a) Nextel Communications, Inc., (b) Alamosa Holdings, Inc., Enterprise Communications Partnership, US Unwired, Inc., Gulf Coast Wireless Limited Partnership and IWO Holdings, Inc. or (c) any Subsidiary of any Person listed in clause (a) or (b).

“Embarq Group Liabilities” means all of the following Liabilities of the Parties or their respective Subsidiaries:

(i)	all Liabilities included on the Embarq Pro Forma Balance Sheet or any subledger thereto that remain outstanding as of the Distribution Time;

(ii)	all other Liabilities that are incurred or accrued by either Party or any of their respective Subsidiaries after the date of the Embarq Pro Forma Balance Sheet and remain outstanding as of the Distribution Time that are of a nature or type that would have resulted in the Liabilities being included as Liabilities on a pro forma combined balance sheet of Embarq and the notes or subledgers thereto as of the Distribution Time (were the balance sheet, notes or subledgers to be prepared as of that time) on a basis consistent with the determination of the Liabilities included on the Embarq Pro Forma Balance Sheet or any subledger thereto;

(iii)	all Liabilities expressly delegated or allocated to, or assumed by, Embarq or any member of the Embarq Group under this agreement, the Conveyance and Assumption Instruments or any Ancillary Agreement;

(iv)	all Liabilities allocated to Embarq under Section 6.10;

(v)	except as otherwise expressly provided in this agreement or one or more Ancillary Agreements, all Liabilities arising out of the operation of the Embarq Business, whether prior to, on or after the Distribution Date; and

(vi)	all Liabilities resulting from any Actions set forth on Schedule 1.01(d).

For the avoidance of doubt, Embarq Group Liabilities does not include any Liabilities formerly owed by (a) Nextel Communications, Inc., (b) Alamosa Holdings, Inc., Enterprise Communications Partnership, US Unwired, Inc., Gulf Coast Wireless Limited Partnership and IWO Holdings, Inc. or (c) any Subsidiary of any Person listed in clause (a) or (b).

“Embarq Indemnitees” has the meaning set forth in Section 6.03.

“Embarq Obligations” has the meaning set forth in Section 6.02.

“Embarq Pro Forma Balance Sheet” means the pro forma combined balance sheet of Embarq, including the notes thereto, as of December 31, 2005 as presented in the Information Statement mailed to the Record Holders before the Distribution Time.

“Employee Matters Agreement” means the employee matters agreement, in substantially the form attached hereto as Exhibit C, to be entered into by and between Sprint and Embarq.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Form S-1” means the registration statement on Form S-1 of Embarq with respect to the registration under the Securities Act of the resale of the Notes, including any amendments or supplements thereto.

“Form 10” means the registration statement on Form 10 of Embarq with respect to the registration under the Exchange Act of the Embarq Common Stock, including any amendments or supplements thereto.

“Governmental Approvals” means any notices or reports to be submitted to, filings to be made with, or consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” means any federal, state or local court, government, department, commission, board, bureau, agency, official or other regulatory or administrative authority.

“Indemnifying Party” has the meaning set forth in Section 6.04(a).

“Indemnitee” has the meaning set forth in Section 6.04(a).

“Indemnity Payment” has the meaning set forth in Section 6.04(a).

“Information” means information in written, oral, electronic or other tangible or intangible form, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Information Statement” means the information statement and any related documentation to be distributed to holders of Sprint Common Stock in connection with the Distribution, including any amendments or supplements thereto.

“Insurance Proceeds” means, with respect to an insured party, those monies (i) received by an insured from an insurance carrier or (ii) paid by an insurance carrier on behalf of the insured, in any such case net of any applicable premium adjustments for the policy under which and the policy period with respect to which such monies were paid (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof, but excludes any monies with respect to any self insurance program or arrangement.

“Law” means any federal, state or local, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, common law, legal doctrine, order, judgment, decree, injunction or requirement of any Governmental Authority or any order or award of any arbitration tribunal, now or hereafter in effect.

“Liabilities” means all debts, liabilities, obligations, responsibilities, response actions, losses, damages (whether compensatory, punitive, consequential, treble or other), fines, penalties and sanctions, absolute or contingent, matured or unmatured, liquidated or unliquidated, foreseen or unforeseen, on- or off-balance sheet, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, whenever arising, including those arising under or in connection with any Law, and those arising under any contract, guarantee, commitment or undertaking, whether sought to be imposed by a Governmental Authority, private party, or a party, whether based in contract, tort, implied or express, warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, attorneys’ fees, disbursements and expense of counsel, expert and consulting fees, fees of third party administrators, and costs related thereto or to the investigation or defense thereof.

“Mixed Contract” is a contract listed in Schedule 2.06.

“Notes” has the meaning set forth in Section 2.01(c).

“Party” means Embarq or Sprint and “Parties” means both of them.

“Patent Agreement” means the patent agreement, in substantially the form attached hereto as Exhibit E, to be entered into by and between Sprint and Embarq.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity or Governmental Authority.

“Recapitalization” has the meaning set forth in Section 2.01(a).

“Recapitalization Multiple” means the number that will be multiplied by the number of then outstanding shares of Sprint Common Stock to determine the number of shares of Embarq Common Stock to be issued and outstanding immediately before the Distribution Time, which number shall be determined by the Sprint Board of Directors at the time of its approval of the Distribution.

“Record Date” means the record date determined by the Sprint Board of Directors for the Distribution.

“Record Holders” has the meaning set forth in Section 3.01.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Separation” has the meaning set forth in the Recitals.

“Shared Contingent Liabilities” has the meaning set forth in Section 6.10.

“Software and Proprietary Information Agreement” means the software and proprietary information agreement, in substantially the form attached hereto as Exhibit F, to be entered into by and between Sprint and Embarq.

“Sprint” has the meaning set forth in the Preamble.

“Sprint Business” means all business and operations of the Sprint Group other than the Embarq Business.

“Sprint Capital” has the meaning set forth in the Recitals.

“Sprint Common Stock” means the Sprint Series 1 Common Stock, the Sprint Series 2 Common Stock and the Sprint Non-Voting Common Stock.

“Sprint Group” means Sprint and its Subsidiaries, other than the Embarq Group.

“Sprint Group Assets” means all Assets of the Parties and their respective Subsidiaries, other than the Embarq Group Assets.

“Sprint Group Liabilities” means all Liabilities of the Parties and their respective Subsidiaries, other than the Embarq Group Liabilities.

“Sprint Indemnitees” has the meaning set forth in Section 6.02.

“Sprint Non-Voting Common Stock” means the non-voting common stock, par value $0.01 per share, of Sprint.

“Sprint Obligations” has the meaning set forth in Section 6.03.

“Sprint Series 1 Common Stock” means the Series 1 common stock, par value $2.00 per share, of Sprint.

“Sprint Series 2 Common Stock” means the Series 2 common stock, par value $2.00 per share, of Sprint.

“Subsidiary” means, with respect to any Person, any other Person of which the Person (either alone or through or together with any other Subsidiary of the Person) owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of the corporation or other legal entity.

“Tax Sharing Agreement” means the tax sharing agreement, in substantially the form attached hereto as Exhibit G, to be entered into by and between Sprint and Embarq.

“Third Party Claim” has the meaning set forth in Section 6.05(a).

“Trademark License Agreement” means the trademark license agreement, in substantially the form attached hereto as Exhibit H, to be entered into by and between Sprint and Embarq.

“Transferee” has the meaning set forth in Section 2.05.

“Transferor” has the meaning set forth in Section 2.05.

“Transition Services Agreements” means the transition services agreements, dated as of January 20, 2006, by and between Sprint and Embarq.

“Underwriting Agreement” means the underwriting agreement to be entered into by and between Embarq, Sprint Capital or its Subsidiary and certain purchasers of the Notes from Sprint Capital or its Subsidiary, which agreement shall be on customary terms agreed to by the parties.

Section 1.02 General Interpretive Principles. (a) Words in the singular will include the plural and vice versa, and words of one gender will include the other gender, in each case, as the context requires, (b) the word “including” and words of similar import when used in this agreement will mean “including, without limitation,” unless otherwise specified, (c) any reference to any federal, state, local or foreign statute, law or code will be deemed to also refer to all rules and regulations promulgated thereunder, unless the context otherwise requires and (d) any reference to any agreement will be deemed to mean the agreement as it may be amended from time to time.

ARTICLE 2

RECAPITALIZATION AND SEPARATION

Section 2.01 Recapitalization of Embarq. Sprint and Embarq will cause the following to occur at or before the Distribution Time, and subject to the satisfaction or waiver of the conditions set forth in Section 3.04:

(a) in partial exchange for the transfer of Assets contemplated by Section 2.02, Embarq will issue to Sprint a number of shares of Embarq Common Stock (the “Recapitalization”) such that the number of shares of Embarq Common Stock issued and outstanding immediately before the Distribution Time will equal the product of (i) the Recapitalization Multiple and (ii) the number of shares of Sprint Common Stock outstanding as of the Record Date, which Embarq Common Stock owned by Sprint will constitute all of the issued and outstanding common stock of Embarq;

(b) Embarq or a member of the Embarq Group will enter into a credit facility with a third-party creditor or third-party creditors, in the principal amount of between $2.0 and $2.5 billion (the “Credit Facility”), (i) which will be for the account of Embarq, (ii) which will be deemed to constitute an Embarq Group Liability and (iii) between $2.0 and $2.5 billion of the proceeds of which will be distributed by Embarq to Sprint in exchange for (together with the issuance of the Embarq Common Stock under Section 2.01(a), the issuance of the Notes under Section 2.01(c) and the assumption of Liabilities contemplated by Section 2.02) the transfer of Assets contemplated by Section 2.02;

(c) Embarq will issue to Sprint promissory notes intended to be “securities” within the meaning of section 361 of the Code, in form and substance acceptable to Embarq and Sprint, in an aggregate initial stated principal amount of between $4.1 and $4.6 billion (the “Notes”), in exchange for (together with the issuance of Embarq Common Stock under Section 2.01(a), the proceeds distributed by Embarq to Sprint under Section 2.01(b) and the assumption of Liabilities contemplated by Section 2.02) the transfer of Assets contemplated by Section 2.02. The Notes will be deemed to constitute an Embarq Group Liability; and

(d) the aggregate principal amount of the Notes, plus the cash proceeds to be distributed by Embarq to Sprint pursuant to Section 2.01(b)(iii), will equal approximately $6.6 billion, provided that the Embarq Group’s aggregate liability for borrowed money will not exceed $7.25 billion as of the Distribution Time.

Section 2.02 Transfer of Assets and Assumption of Liabilities.

(a) At or shortly before the Distribution Time, or at such other time as set forth in Schedule 2.02(e), subject to the satisfaction or waiver of the conditions set forth in Section 3.04, Sprint will transfer, and will cause the other members of the Sprint Group to transfer, to Embarq and the other members of the Embarq Group, and Embarq and the other members of the Embarq Group will receive and accept from Sprint and the other members of the Sprint Group, all of Sprint’s and the members of the Sprint Group’s respective right, title and interest in the Embarq Group Assets.

(b) At or shortly before the Distribution Time, or at such other time as set forth in Schedule 2.02(e), subject to the satisfaction or waiver of the conditions set forth in Section 3.04, Embarq and the members of the Embarq Group, as applicable, will assume, or have responsibility for, the Embarq Group Liabilities. Except as otherwise agreed by the Parties, after the Distribution Time, Embarq will defend Actions that constitute Embarq Group Liabilities and Sprint will defend Actions that constitute Sprint Group Liabilities. From and after the Distribution Time or at such time as set forth on Schedule 2.2(e), Embarq and Sprint will be responsible for full payment and performance of all Embarq Group Liabilities and Sprint Group Liabilities, respectively, regardless of when or where these Liabilities arose or arise, or whether the facts on which they are based occurred before, on or after the date of this agreement, regardless of where or against whom these Liabilities are asserted or determined or whether asserted or determined before, on or after the date of this agreement.

(c) To the extent that any transfer or assumption of an Asset or a Liability required under this Section 2.02 is not made as of the Distribution Time (any such Asset or Liability, a “Delayed Transfer Asset” or a “Delayed Transfer Liability”) and subject to any Ancillary Agreement:

(i)	Sprint and Embarq will, and will cause the members of their respective Groups to, use commercially reasonable efforts and cooperate to effect the transfer or assumption of the Asset or the Liability as promptly as practicable following the Distribution Time; and

(ii)	Sprint will, with respect to any Delayed Transfer Asset, use commercially reasonable efforts to make available to Embarq the benefit of any Delayed Transfer Asset. Sprint will, with respect to any Delayed Transfer Liability, retain the Delayed Transfer Liability for the account of Embarq.

In each case Sprint and Embarq will act in a manner to place each Party, insofar as is reasonably possible, in the same position as would have existed had the Delayed Transfer Asset or Delayed Transfer Liability been transferred or assumed at or before the Distribution Time if so contemplated in this agreement. Except as otherwise provided on Schedule 2.02(e), the Parties will treat, for tax purposes, any Asset or Liability transferred pursuant to Section 2.02(c) as having been transferred to the relevant transferee immediately before the Distribution Time. To the extent that either Party is provided the use or benefit of any Asset of the other Group or has any Liability of the other Group held for its account under this Section 2.02(c), the Party receiving the benefit of the Asset or on whose behalf the Liability is held will, to the extent permitted by Law, perform, for the benefit of the other Party and any third Person, the obligations of the other Party thereunder or in connection therewith, or as may be directed by the other Party.

(d) If after the Distribution Date any Party (or any member of the Party’s respective Group) receives or continues to possess any Asset (other than a Delayed Transfer Asset) that should have been transferred to the other Party (or any member of the Party’s respective Group) under this agreement or any Ancillary Agreement, the Party (or the member of the Party’s respective Group) will promptly transfer, or cause to be transferred, the Asset to the other Party (or the member of the Party’s respective Group). Before any transfer under this Section 2.02(d), the Person holding the Asset will hold the Asset in trust for the other Person. The Parties agree to treat, for tax purposes, any Asset transferred pursuant to this Section 2.02(d) as having been transferred to the relevant transferee immediately before the Distribution Time or at such other time as the Parties agree.

(e) The transactions contemplated by the Separation and the Distribution will be accomplished in the order set forth on Schedule 2.02(e).

Section 2.03 Termination of Agreements. Embarq and each member of the Embarq Group, on the one hand, and Sprint and each member of the Sprint Group, on the other hand, hereby terminate, effective as of Distribution Time, each agreement, arrangement, commitment and understanding, whether or not in writing, identified on Schedule 2.03, except that any provision thereof that purports to survive termination will survive in accordance with its terms. No such terminated agreement, arrangement, commitment or understanding (except any provision thereof which purports to survive termination) will be of any further force or effect after the Distribution Time. Except as set forth above, all other agreements that exist as of the Distribution Time between Embarq or any member of the Embarq Group, on the one hand, and Sprint or any member of the Sprint Group, on the other hand, will remain in full force and effect after the Distribution Time.

Section 2.04 Novation of Liabilities. Sprint and Embarq will use commercially reasonable efforts to, and to cause the members of their respective Groups to, novate each agreement set forth on Schedule 2.04 in the name of the member of the Embarq Group or Sprint Group identified in Schedule 2.04 for that agreement, to substitute in all respects for the applicable member of the Embarq Group or Sprint Group as an original party to that agreement.

Section 2.05 Agreements with Respect to the Transfer of Assets. With respect to each Asset transferred by one Party, or a member of that Party’s Group (the “Transferor”), to the other Party, or a member of the other Party’s Group (the “Transferee”), under this agreement, the Transferor effective as of the transfer date will execute and deliver to the Transferee all Conveyance and Assumption Instruments as may be reasonably necessary to effectuate the transfer or to confirm the fact of the transfer to third parties or to the public on the public records.

Section 2.06 Mixed Contracts. Each Party will assign each Mixed Contract in whole or in part as set out on Schedule 2.06, to the other Party or another member of the other Party’s Group (as designated by that Party) before or as of the Distribution Time. The other Party will be entitled to the rights and benefits of each assigned Mixed Contract and will assume the related portion of any obligations thereunder and any Liabilities inuring to its businesses. If any Mixed Contract cannot be so partially assigned, Sprint and Embarq will, and will cause each member of their respective Groups to, take such other reasonable and permissible actions to cause:

(a) the Assets associated with that portion of each Mixed Contract that relates to the Embarq Business to be enjoyed by Embarq or another member of the Embarq Group;

(b) the Liabilities associated with that portion of each Mixed Contract that relates to the Embarq Business to be borne by Embarq or another member of the Embarq Group;

(c) the Assets associated with that portion of each Mixed Contract that relates to the Sprint Business to be enjoyed by Sprint or another member of the Sprint Group; and

(d) the Liabilities associated with that portion of each Mixed Contract that relates to the Sprint Business to be borne by Sprint or another member of the Sprint Group.

Section 2.07 Amendments to Embarq Corporate Documents. Sprint will take, and will cause Embarq to take, all actions necessary such that, as of the Distribution Time, Embarq’s certificate of incorporation and bylaws will substantially conform to those attached hereto as Exhibit A and Exhibit B.

Section 2.08 Intercompany Accounts, Related Liabilities and Other Matters. The methodologies and the principles in settling intercompany accounts and related Liabilities and other matters between Sprint or any member of the Sprint Group, on the one hand, and Embarq or any member of the Embarq Group, on the other hand, will be as set forth on Schedule 2.08.

Section 2.09 Underwriting Agreement. In connection with the sale of the Notes by Sprint Capital (or its Subsidiary), Embarq will enter into the Underwriting Agreement.

Section 2.10 Further Assurances. (a) In addition to the actions specifically provided for elsewhere in this agreement, each Party will use its commercially reasonable efforts at and after the Distribution Time to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws and agreements to consummate and make effective the transactions contemplated by this agreement and the Ancillary Agreements.

(b) Each Party will cooperate with the other Party, and without any further consideration, to execute and deliver, or use its commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any Consents), and to take all other actions as the Party may reasonably be requested to take by the other Party from time to time, consistent with the terms of this agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this agreement and the Ancillary Agreements. Notwithstanding the foregoing or anything else in this agreement, including Section 2.06, or any Ancillary Agreement to the contrary, no member of either Group will be required to make any payment, incur or become subject to any Liability, agree to any restriction, surrender any right or Asset or otherwise enter into any agreement, or be required to permit to occur any event, that would be material, in relation to the Consent sought, in order to obtain any such Consent.

Section 2.11 NO REPRESENTATIONS OR WARRANTIES.

Except as expressly set forth in this agreement or in any Ancillary Agreement:

(a) no member of the Sprint Group or the Embarq Group is making any representation or warranty of any kind whatsoever, express or implied, to any Party or any member of the Sprint Group or the Embarq Group in any way with respect to any of the transactions contemplated by this agreement or the business, Assets, condition or prospects (financial or otherwise) of, or any other matter involving, any Sprint Group Assets, any Sprint Group Liabilities, the Sprint Business, any Embarq Group Assets, any Embarq Group Liabilities or the Embarq Business;

(b) each Party and each member of each Group will take all of the Assets and Liabilities transferred to or assumed by it under this agreement or any Ancillary Agreement on an “as is, where is” basis, and all implied warranties of merchantability, fitness for a specific purpose or otherwise are expressly disclaimed; and

(c) none of Sprint, Embarq or any member of the Sprint Group or the Embarq Group or any other Person makes any representation or warranty with respect to the Separation, the Distribution or the entering into of this agreement or the transactions contemplated by this agreement.

ARTICLE 3

DISTRIBUTION

Section 3.01 Delivery to Distribution Agent. Sprint will deliver to UMB Bank, n.a., as distribution agent (the “Distribution Agent”), for the benefit of holders of record of Sprint Common Stock at the close of business on the Record Date (the “Record Holders”) a stock certificate representing (or authorize the related book-entry transfer of) all outstanding shares of Embarq Common Stock and will order the Distribution Agent to effect the Distribution in the manner set forth in Section 3.02.

Section 3.02 Mechanics of the Distribution.

(a) Sprint will direct the Distribution Agent to, as promptly as practicable following the Distribution Time, distribute to each Record Holder a number of shares of Embarq Common Stock equal to the number of shares of Sprint Common Stock held by such Record Holder multiplied by the Recapitalization Multiple; except that the Distribution Agent will not issue any fractional shares of Embarq Common Stock and will distribute cash in lieu of fractional shares as provided in Section 3.02(b). All of the shares of Embarq Common Stock so issued will be fully paid and non-assessable. The Distribution will be effective as of the Distribution Time.

(b) Sprint will direct the Distribution Agent to determine, as soon as is practicable after the Distribution Date, the number of fractional shares, if any, of Embarq Common Stock allocable to each Record Holder entitled to receive Embarq Common Stock in the Distribution and to promptly aggregate all the fractional shares and sell the whole shares obtained thereby, in open market transactions or otherwise, at the then-prevailing trading prices, and to cause to be distributed to each Record Holder, in lieu of any fractional share, each Record Holder’s ratable share of the proceeds of the sale, after making appropriate deductions of the amounts required to be withheld for federal income tax purposes and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to the sale.

(c) Any Embarq Common Stock or cash in lieu of fractional shares with respect to Embarq Common Stock that remains unclaimed by any Record Holder 180 days after the Distribution Date will be delivered to Embarq. Embarq will hold the Embarq Common Stock or cash for the account of the Record Holder and any Record Holder will look only to Embarq for the Embarq Common Stock or cash, if any, in lieu of fractional shares, subject in each case to applicable escheat or other abandoned property Laws. Sprint expressly waives any claim to any Embarq Common Stock or cash in lieu of fractional shares to be transferred to Embarq pursuant to this Section 3.02(c), and will transfer this Embarq Common Stock and cash in lieu of fractional shares to Embarq for the account of the Record Holders.

Section 3.03 Corporate Authority. Each Party represents, warrants and covenants that it has taken or will take, as appropriate, all necessary corporate actions to approve all actions required on its part to implement the Distribution.

Section 3.04 Conditions Precedent to the Distribution. Neither the Distribution nor the related transactions set forth in this agreement or in any of the Ancillary Agreements will become effective unless the following conditions have been satisfied or waived by Sprint, in its sole and absolute discretion, at or before the Distribution Time:

(a) the private letter ruling from the Internal Revenue Service dated July 20, 2005 and any supplemental rulings received before the date of this agreement will continue to be in effect;

(b) Sprint will have received an opinion from Cravath, Swaine & Moore LLP and an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, dated the Distribution Date, in each case in form and substance acceptable to Sprint to the effect that, for U.S. federal income tax purposes, (i) the Contribution and the Distribution qualify as a “reorganization” under Section 368(a) of the Code, (ii) Sprint and Embarq each will be a party to that reorganization within the meaning of Code Section 368(b) and (iii) no gain or loss will be recognized under Code Sections 361 and 355 (and related provisions) on the Contribution, the Separation or the Distribution;

(c) the Distribution will not violate or result in a breach of any Law or any material agreement;

(d) the Form 10 will have become effective and the Information Statement will have been mailed to all holders of Sprint Common Stock;

(e) the actions and filings necessary or appropriate under applicable federal or state securities laws and state blue sky laws in connection with the Distribution and the issuance and sale of the Notes will have been taken;

(f) the New York Stock Exchange will have approved Embarq’s Common Stock for listing, subject to official notice of issuance;

(g) the Ancillary Agreements will have been executed and delivered by each of the parties thereto and neither Party will be in material breach of any Ancillary Agreement;

(h) all Consents required to be received or made before the Distribution may take place will have been received or made and be in full force and effect;

(i) no preliminary or permanent injunction or other order, decree, or ruling issued by a Governmental Authority, and no statute (as interpreted through orders or rules of any Governmental Authority duly authorized to effectuate the statute), rule, regulation or executive order promulgated or enacted by any Governmental Authority will be in effect preventing, or materially limiting the benefits of, the Distribution; and

(j) the actions contemplated by Sections 2.01(b) and 2.01(c) will have occurred.

Each of the conditions set forth in this 3.04 is for the benefit of Sprint and Sprint may, in its sole and absolute discretion, determine whether to waive any condition, in whole or in part. Any determination made by Sprint concerning the satisfaction or waiver of any or all of the conditions in this Section 3.04 will be conclusive and binding on the Parties. The satisfaction of the conditions will not create any obligation on the part of Sprint to Embarq or any other Person to effect the Recapitalization, the Separation, the Contribution or the Distribution or in any way limit Sprint’s right to terminate as set forth in Section 8.07 or alter the consequences of any termination from those specified in Section 8.07.

ARTICLE 4

INSURANCE

Section 4.01 Insurance Matters.

(a) The Parties intend that, to the extent permitted under the terms of any applicable policy, Embarq, each other member of the Embarq Group and each of their respective directors, officers and employees will have and be fully entitled to continue to exercise all rights that any of them may have as of the Distribution Date as a subsidiary, affiliate, division, director, officer or employee of Sprint before the Distribution Date under any policy of insurance issued to Sprint or any member of the Sprint Group by any insurance carrier (whether or not affiliated with Sprint) or under any agreements related to the policies executed and delivered before the Distribution Date, including any rights that Embarq, any other member of the Embarq Group or any of its or their respective directors, officers, or employees may have as an insured or additional named insured, subsidiary, affiliate, division, director, officer or employee to avail itself, himself or herself of any policy of insurance or any agreements related to the policies in effect before the Distribution Date.

(b) The provisions of this agreement are not intended to relieve any insurer of any Liability under any policy.

(c) No member of the Sprint Group or any Sprint Indemnitee will have any Liabilities whatsoever as a result of the insurance policies and practices of Sprint or any other member of the Sprint Group as in effect at any time before the Distribution Date, including as a result of (i) the level or scope of any insurance, (ii) the creditworthiness of any insurance carrier, (iii) the terms and conditions of any policy, or (iv) the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim.

(d) In no event will Sprint, any other member of the Sprint Group or any Sprint Indemnitee have any liability or obligation whatsoever to any member of the Embarq Group if any insurance policy or other contract of insurance is terminated or otherwise ceases to be in effect for any reason (other than a termination in breach of Section 4.01(i)), is unavailable or inadequate to cover any Liability of any member of the Embarq Group for any reason whatsoever or is not renewed or extended beyond the current expiration date.

(e) Notwithstanding anything to the contrary in Section 4.01(c)(iv) or Section 4.01(d), no member of the Embarq Group or any officer or director of any member of the Embarq Group will be treated differently from any member of the Sprint Group, or the officers and directors of any member of the Sprint Group, as applicable, with respect to (i) the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or (ii) the termination, availability, adequacy, renewal or extension of any insurance coverage.

(f) This agreement is not intended as an attempted assignment of any policy of insurance or as a contract of insurance and will not be construed to waive any right or remedy of any members of the Sprint Group in respect of any insurance policy or any other contract or policy of insurance.

(g) Nothing in this agreement will be deemed to restrict any member of the Embarq Group from acquiring at its own expense any other insurance policy in respect of any Liabilities or covering any period.

(h) After the Distribution Date, Embarq will be responsible for obtaining and maintaining insurance programs for its risk of loss and the insurance arrangements will be separate and apart from Sprint’s insurance programs.

(i) Neither Party will release or terminate a policy in exchange for payment of proceeds without the consent of the other Party. In the event that the fronted primary layer has not yet been exhausted for a given policy and policy period, Sprint and Embarq will share in payment of the retro premium after the Distribution Date in proportion to amounts being paid by the insurer on behalf of each Party.

(j) To the extent that any insurance policy provided for the reinstatement of policy limits, and both Sprint and Embarq desire to reinstate such limits, the cost of reinstatement will be shared by Sprint and Embarq as the Parties may agree. If either Party, in its sole discretion, determines that such reinstatement would not be beneficial, that Party shall not contribute to the cost of reinstatement and will not make any claim thereunder nor otherwise seek to benefit from the reinstated policy limits.

ARTICLE 5

ACCESS TO INFORMATION

Section 5.01 Agreement for Exchange of Information. Each of Sprint and Embarq will provide, or cause to be provided, to the other Party and, if requested, its auditors as soon as reasonably practicable after receipt of a written reasonable request therefor from the other Party, any Information in the possession or under the control of the respective Group that the requesting Party reasonably needs:

(a) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party by a Governmental Authority having jurisdiction over the requesting Party (including under Section 5.01(b));

(b) for use in any judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements (except in connection with any Action, claim or assertion by one Party against the other Party or between members of the Parties’ respective Groups); or

(c) to comply with its obligations under this agreement, any Ancillary Agreement or any agreement with a third party or if the Party can demonstrate a reasonable business purpose; except, if any Party reasonably determines that any provision of Information would violate any Law or agreement to which the Party or member of its Group is subject or is a party, or waive any attorney-client privilege applicable to the Party or member of its Group, the Parties will use commercially reasonable efforts to permit the compliance with the obligations in a manner that avoids any harm or consequence.

Section 5.02 Ownership Information. Any Information owned by one Group that is provided to a requesting Party under Section 5.01 will remain the property of the providing Party. Unless specifically set forth in this agreement or in any Ancillary Agreement, nothing contained in this agreement will be construed as granting or conferring rights of license or otherwise in any Information.

Section 5.03 Reimbursement for Providing Information. The Party requesting the Information under Section 5.01 will reimburse the other Party for the reasonable out-of-pocket costs of creating, gathering and copying the Information to the extent that the costs are incurred for the benefit of the requesting Party by or on behalf of the other Party’s Group are in excess of $10,000.

Section 5.04 Record Retention. Except as otherwise agreed in writing, or as otherwise provided in any Ancillary Agreement, each Party will use its commercially reasonable efforts to retain in accordance with the Party’s record retention policies in effect from time to time (which will comply with all applicable Laws) all significant Information in the Party’s possession or under its control relating to the business, Assets or Liabilities of the other Party, and, before destroying or disposing of any Information relating to the business, Assets or Liabilities of the other Party, (a) the Party proposing to dispose of or destroy the Information will use its commercially reasonable efforts to provide no less than 30 days’ prior written notice to the other Party, specifying the Information proposed to be destroyed or disposed of and (b) if, before the scheduled date for the destruction or disposal, the other Party requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to the other Party, the Party proposing to dispose of or destroy the Information will promptly arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting Party.

Section 5.05 Limitation on Liability. Notwithstanding Article 6, no Party will have any Liability to the other Party in the event any Information exchanged or provided under this Article 5 is found, to be inaccurate, unless the Party providing the Information engaged in willful misconduct.

Section 5.06 Other Agreements Providing for Exchange of Information. The rights and obligations under this Article 5 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in any Ancillary Agreement with respect to Information addressed by the Ancillary Agreement.

Section 5.07 Production of Witnesses; Records; Cooperation. (a) Except in the case of an Action, claim or assertion by one Party or a member of its Group against the other Party or a member of its Group, each Party will use its commercially reasonable efforts to make available to the other Party, on written request, the former, current and future directors, officers, employees, and agents of the members of its respective Group as fact witnesses and any books, records or other documents within its control or that it otherwise has the ability to make available, to the extent that the personnel (giving consideration to business demands of the directors, officers, employees, and agents) or books, records or other documents may reasonably be requested in connection with the defense, settlement or compromise, or the prosecution, evaluation or pursuit, as the case may be, of any Action or Third Party Claim in which the requesting Party may from time to time be involved, even if the Action is not a matter for which indemnification may be sought under this agreement. The requesting Party will bear all reasonable out-of-pocket costs and expenses in connection therewith, except that, if the responding Party chooses to resist the production of the witnesses or the documents, that Party will bear the expense of the resistance.

(b) Without limiting the foregoing, the Parties will, and will cause each member of their respective Groups, to reasonably cooperate in the defense, settlement or compromise, or the prosecution, evaluation or pursuit, as the case may be, to the extent reasonably necessary with respect to any Actions and Third Party Claims.

(c) In connection with any production contemplated by this Section 5.07, the Parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege or work product immunity of any member of any Group.

Section 5.08 Confidentiality. (a) Each Party acknowledges (i) that the Party and the other members of its Group have in their possession, and in connection with this agreement and the Ancillary Agreements will receive, Information of the other Party and the other members of its Group, including Information that is subject to a confidentiality obligation to a third party, and (ii) that this Information may constitute, contain or include material non-public Information of the other Party or its Group. Subject to Section 5.09, as of the Distribution Date, Sprint and Embarq will hold, and will cause the members of each of their respective Groups and its and their respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives to hold, in strict confidence, with at least the same degree of care that the Party applies to its own confidential and proprietary Information under its applicable policies and procedures in effect from time to time, all Information (including Information received or obtained under Section 5.01) concerning the other Party or any member of the other Party’s Group, including Information that is subject to a confidentiality obligation to a third party, that is either in its possession (including Information in its possession before the Distribution Date) or furnished by the other Party or a member of the other Party’s Group, or any of its or their respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives at any time under this agreement or any Ancillary Agreement. Neither Party nor any member of its Group will use the Information other than for the purposes as may be expressly permitted under this agreement or any Ancillary Agreement. The restrictions on the use and disclosure of Information in this Section 5.08 shall not apply to any Information that:

(i)	is or becomes available to the general public, other than as a result of a disclosure by the Party or any member of its Group, or any of its or their respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives in breach of this agreement;

(ii)	was available to the Party or any member of its Group, or becomes available to the Party or any member of its Group, on a non-confidential basis from a source other than the other Party or a member of the other Party’s Group, or one of its or their directors, officers, employees, agents, accountants, counsel or other advisors or representatives, if the source of the Information was not bound by a confidentiality obligation with respect to the Information or otherwise prohibited from transmitting the Information to the Party or members of its Group by a contractual or legal obligation; or

(iii)	is independently generated by the Party or a member of its Group without use of or reference to any proprietary or confidential Information otherwise covered by this Section 5.08.

(b) Each Party agrees not to release or disclose, or permit to be released or disclosed, any Information covered by this Section 5.08 to any other Person, except its Subsidiaries, directors, officers, employees, agents, accountants, counsel, and other advisors and representatives who need to know the Information (who will be advised of that Party’s obligations under this agreement with respect to the Information), and except in compliance with Section 5.09.

Section 5.09 Protective Arrangements. If either Party or any member of its Group either determines on the advice of its counsel that it is required to disclose any Information under applicable Law or receives any demand under lawful process or from any Governmental Authority to disclose or provide Information of the other Party that is subject to the confidentiality provisions of this agreement, the Party will notify the other Party before disclosing or providing the Information and will cooperate at the expense of the requesting Party in seeking any reasonable protective arrangements requested by the other Party. Subject to the foregoing, the Party that received the request, or the members of its Group, may later disclose or provide Information to the extent required by the Law (as so advised by counsel) or by lawful process or the Governmental Authority. If a Party or a member of its Group has complied with notice provisions of any Ancillary Agreement regarding disclosure of Information, no further notice is required by this Section 5.09.

ARTICLE 6

MUTUAL RELEASES; INDEMNIFICATION

Section 6.01 Release of Pre-Closing Claims.

(a) Except as provided in Section 6.01(c), effective as of the Distribution Date, Embarq does, for itself and each other wholly owned member of the Embarq Group, their respective successors and assigns (in each case, in their respective capacities as such), remise, release and forever discharge each of Sprint, the wholly owned members of the Sprint Group, their successors and assigns (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed by the Distribution Date, including in connection with the transactions and all other activities to implement the Separation and the Distribution.

(b) Except as provided in Section 6.01(c), effective as of the Distribution Date, Sprint does, for itself and each wholly owned member of the Sprint Group, their respective successors and assigns (in each case, in their respective capacities as such), remise, release and forever discharge Embarq, the wholly owned members of the Embarq Group, their successors and assigns (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed by the Distribution Date, including in connection with the transactions and all other activities to implement the Separation and the Distribution.

(c) Nothing contained in Section 6.01(a) or Section 6.01(b) will release any Person from:

(i)	any Liability provided in or resulting from any agreements, arrangements, commitments or understandings among any members of the Sprint Group and the Embarq Group, including the Ancillary Agreements, except for those items that are set forth on Schedule 2.03 or as otherwise provided on Schedule 2.08.

(ii)	any Liability assumed, transferred, assigned or allocated to the Group of which the Person is a member in accordance with, or any other Liability of any member of that Group under, this agreement or any Ancillary Agreement;

(iii)	any Liability that a Party may have with respect to indemnification or contribution under this agreement or any Ancillary Agreement for claims brought by third Persons, which Liability will be governed by the provisions of this Article 6 and, if applicable, the appropriate provisions of the Ancillary Agreements; or

(iv)	any assignor Liability retained by the assignor of a Mixed Contract assigned under Section 2.06.

(d) Embarq will not make, and will not permit any member of the Embarq Group to make, any claim or demand, or begin any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Sprint or any member of the Sprint Group, or any other Person released under Section 6.01(a), with respect to any Liabilities released under Section 6.01(a). Sprint will not make, and will not permit any member of the Sprint Group to make, any claim or demand, or begin any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Embarq or any member of the Embarq Group, or any other Person released under Section 6.01(b), with respect to any Liabilities released under Section 6.01(b).

(e) Nothing contained in this Article 6 will release Sprint or any member of the Sprint Group from honoring their existing obligations to indemnify any director, officer or employee of Embarq or any member of the Embarq Group who was a director, officer or employee of Sprint or any member of the Sprint Group at or before the Distribution Time, to the extent the director, officer or employee was entitled to the indemnification under then existing obligations.

Section 6.02 Indemnification by Embarq. Except as provided in Section 6.04, Embarq will indemnify and defend Sprint, each member of the Sprint Group and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Sprint Indemnitees”), from and against all Liabilities arising out of Third Party Claims to the extent relating to, arising out of or resulting from any of the following items regardless of whether arising from or alleged to arise from negligence, recklessness, violation of law, fraud, misrepresentation or otherwise (collectively, the “Embarq Obligations”):

(a) the failure of Embarq or any other member of the Embarq Group or any other Person to pay, perform or otherwise promptly discharge any Embarq Group Liabilities in accordance with their respective terms, whether before or after the Distribution Date;

(b) any Embarq Group Liability; and

(c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in it or necessary to make the statements in it not misleading contained in the Form 10, the Information Statement or the Form S-1 (including any prospectus contained in the Form S-1) (other than in respect of the matters described in Schedule 6.03(c)).

Section 6.03 Indemnification by Sprint. Except as provided in Section 6.04, Sprint will indemnify and defend Embarq, each member of the Embarq Group and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Embarq Indemnitees”), from and against all Liabilities arising out of Third Party Claims to the extent relating to, arising out of or resulting from any of the following items regardless of whether arising from or alleged to arise from negligence, recklessness, violation of law, fraud, misrepresentation or otherwise (collectively, the “Sprint Obligations”):

(a) the failure of Sprint or any other member of the Sprint Group or any other Person to pay, perform or otherwise promptly discharge any Sprint Group Liabilities, whether before or after the Distribution Date;

(b) any Liability of the Sprint Group other than the Embarq Group Liabilities; and

(c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in it or necessary to make the statements in it not misleading contained in the Form 10, the Information Statement or the Form S-1 (including any prospectus contained in the Form S-1), but with respect the Form 10, the Information Statement and the Form S-1 (including any prospectus contained in the Form S-1) only with respect to information set forth in Schedule 6.03(c).

Section 6.04 Indemnification Obligations Net of Insurance Proceeds.

(a) The Parties intend that any Liability subject to indemnification or reimbursement under this Article 6 will be net of Insurance Proceeds. Accordingly, the amount that any party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification under this agreement (an “Indemnitee”) will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnitee in reduction of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b) An insurer who would otherwise be obligated to pay any claim will not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions of this agreement, have any subrogation rights with respect thereto, (it being expressly understood and agreed that no insurer or any other third party will be entitled to a benefit it would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions of this agreement.

(c) With respect to all third party insurance policies, the Parties agree to act in good faith and to use their commercially reasonable efforts to preserve and maximize the insurance benefits to pay amounts due to Indemnitees and to cooperate with one another as necessary to permit each other to access or obtain the benefits under those policies to make payments to Indemnitees; except that nothing in this Section will be construed to prevent any Party or any other Person from asserting claims for insurance benefits or accepting insurance benefits provided by the policies. Each Party agrees to provide information on the reasonable request of the other Party regarding requests that it has made for insurance benefits, notices of claim, occurrences and circumstances that it has submitted to the insurance companies or other entities managing the policies, payment it has received from the insurance companies, including any agreements to make payments, and any other information that the other Party may need to determine the status of the insurance policies and the continued availability of benefits thereunder.

Section 6.05 Procedures for Indemnification of Third Party Claims.

(a) If an Indemnitee receives notice or otherwise learns of the assertion by a Person (including any Governmental Authority) that is not a member of the Sprint Group or the Embarq Group of any claim or of the commencement by any Person of any Action based on an Embarq Obligation (if the Indemnitee is a Sprint Indemnitee) or based on a Sprint Obligation (if the Indemnitee is an Embarq Indemnitee) (each, a “Third Party Claim”), the Indemnitee will give the Indemnifying Party written notice thereof within 20 days after receiving notice of the Third Party Claim. Any notice will describe the Third Party Claim in reasonable detail. Notwithstanding the foregoing, the failure of any Indemnitee to give notice as provided in this Section 6.05(a) will not relieve the related Indemnifying Party of its obligations under this Article 6, except to the extent that the Indemnifying Party is actually prejudiced by the failure to give notice.

(b) An Indemnifying Party may elect to defend (and, unless the Indemnifying Party has specified any reservations or exceptions, to seek to settle or compromise), at the Indemnifying Party’s own expense and by the Indemnifying Party’s own counsel, any Third Party Claim. Within 30 days after the receipt of notice from an Indemnitee in accordance with Section 6.05(a) (or sooner, if the nature of the Third Party Claim so requires), the Indemnifying Party will notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending the Third Party Claim, which election will specify any reservations or exceptions. If after notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third Party Claim the Indemnifying Party is advised by counsel that because of the facts underlying, or the defenses related to, the Third Party Claim there is or is reasonably likely to develop a conflict of interest for counsel in representing both the Indemnifying Party and the Indemnitee in the Third Party Claim, then the Indemnitee may select and retain separate counsel, the reasonable fees and expenses of which will be paid by the Indemnifying Party. If no conflict of interest exists or is likely to develop, the Indemnitee shall nevertheless have the right to select and retain separate counsel but the fees and expenses of that counsel will be the expense of the Indemnitee. In either case, the Indemnitee and its counsel will be allowed to participate in (but not control) the defense, compromise, or settlement of the Third Party Claim. The Indemnifying Party will not have the right to admit Liability on behalf of the Indemnitee and will not compromise or settle a Third Party Claim without the express prior consent of the Indemnitee unless the compromise or settlement solely involves the payment of money by the Indemnifying Party. If the Indemnifying Party has elected to assume the defense of the Third Party Claim but has specified, and continues to assert, any reservations or exceptions in the notice, then, in any case, the reasonable fees and expenses of one separate counsel for all Indemnitees will be borne by the Indemnifying Party.

(c) If an Indemnifying Party elects not to assume responsibility for defending a Third Party Claim, or fails to notify an Indemnitee of its election as provided in Section 6.05(b), the Indemnitee may defend the Third Party Claim at the cost and expense of the Indemnifying Party.

(d) Unless the Indemnifying Party has failed to assume the defense of the Third Party Claim in accordance with the terms of this agreement, no Indemnitee may settle or compromise any Third Party Claim without the consent of the Indemnifying Party.

(e) No Indemnifying Party will consent to entry of any judgment or enter into any settlement of the Third Party Claim without the consent of the Indemnitee if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against any Indemnitee.

(f) Notwithstanding the foregoing provisions of this Section 6.05, the defense of any Shared Contingent Liabilities will be conducted and controlled, and the fees, expenses and Liabilities will be allocated, in accordance with Section 6.10 or as otherwise agreed by the Parties in a joint defense agreement or other similar agreement between the Parties with respect to such Shared Contingent Liabilities.

Section 6.06 Contribution. If a Party would otherwise be entitled to indemnification by the other Party under Section 6.02(c) or Section 6.03(c) but a court determines that the indemnification right is unenforceable, then, if the indemnity would have been paid by Sprint, Sprint will contribute in an amount that is attributable to the matters set forth on Schedule 6.03(c), or, if the indemnity would have been paid by Embarq, Embarq will contribute in an amount that is attributable to matters other than the matters set forth on Schedule 6.03(c).

Section 6.07 Exclusive Remedies. The remedies provided in this Article 6 will be exclusive with respect to any Third Party Claims.

Section 6.08 Survival of Indemnities. The rights and obligations of each of Sprint and Embarq and their respective Indemnitees under this Article 6 will survive the sale or other transfer by any Party of any Assets or businesses or the assignment by it of any Liabilities.

Section 6.09 Ancillary Agreements. To the extent any Ancillary Agreement contains any indemnification obligation relating to any Sprint Group Liability, Sprint Group Asset, Embarq Group Liability or Embarq Group Asset contributed, assumed, retained, transferred, delivered or conveyed under the Ancillary Agreement, the indemnification obligations contained in this agreement will not apply and instead the indemnification obligations set forth in the Ancillary Agreement will govern.

Section 6.10 Allocated Actions; Shared Contingent Liabilities. The Parties agree that Liabilities relating to the Actions specified on Schedule 6.10 will be allocated in the manner described on that schedule. The Parties acknowledge and agree that there are certain other Liabilities that are contingent in nature that may be partly Sprint Group Liabilities and partly Embarq Group Liabilities (“Shared Contingent Liabilities”). If a Shared Contingent Liability that is not related to an Action identified on Schedule 6.10 becomes known after the Distribution Date, then to the extent that the Shared Contingent Liability is substantially similar to an Action specified on Schedule 6.10, the Parties will allocate the Shared Contingent Liability in a manner consistent with the approach taken to allocate that Action.

Section 6.11 Additional Matters.

(a) In the event of any payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third Party Claim, the Indemnifying Party will be subrogated to and will stand in the place of the Indemnitee to the extent of such payment as to any events or circumstances in respect of which the Indemnitee may have any right, defense or claim relating to the Third Party Claim against any claimant or plaintiff asserting the Third Party Claim or against any other Person. The Indemnitee will cooperate with the Indemnifying Party in a reasonable manner, and at the cost and expense of the Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(b) In the event of any Action in which the Indemnifying Party is not a named defendant, at the request of either the Indemnified Party or Indemnifying Party, the parties will endeavor to substitute the Indemnifying Party for the named defendant. If the substitution cannot be achieved for any reason or is not requested, the named defendant will allow the Indemnifying Party to manage the Action as set forth in this Article 6.

ARTICLE 7

DISPUTE RESOLUTION

Section 7.01 Consultation; Negotiation. If any dispute arises between the Parties under this agreement or any Ancillary Agreement (other than with respect to a matter governed by Article 6 or with respect to a matter covered by a dispute resolution procedure in an Ancillary Agreement) that cannot otherwise be resolved, either Party will have the right to refer the dispute for resolution to the chief financial officers of the Parties by delivering to the other Party a written notice of the referral (a “Dispute Escalation Notice”). Following receipt of a Dispute Escalation Notice, the chief financial officers of the Parties (or their designees) will negotiate in good faith to resolve the dispute. If the chief financial officers of the Parties (or their designees) are unable to resolve the dispute within 15 business days after the date of the Dispute Escalation Notice, either Party will have the right to refer the dispute to the chief executive officers or chief operating officers of the Parties (or their designees), who will negotiate in good faith to resolve the dispute. If the chief executive officers or chief operating officers of the Parties (or their designees) are unable to resolve the dispute within 30 business days after the date of the Dispute Escalation Notice, either Party will have the right to begin arbitration and submit an Arbitration Demand Notice in accordance with Section 7.03 of this agreement. The Parties agree that all discussions, negotiations and other information exchanged between the Parties during the foregoing escalation proceedings will be without prejudice to the legal position of a Party in any subsequent Action.

Section 7.02 Agreement to Arbitrate. Except with respect to matters governed by Article 6 or as otherwise specifically provided in this agreement or in any Ancillary Agreement, the procedures set forth in this Article 7 will apply to all disputes, controversies or claims (whether sounding in contract, tort or otherwise) that may arise out of or relate to, or arise under or in connection with this agreement or any Ancillary Agreement, or the transactions contemplated thereby (including all actions taken in furtherance of the transactions contemplated thereby on or before the date of this agreement or the Distribution Date), between or among any member of the Sprint Group and the Embarq Group. Each Party agrees that any dispute, controversy or claim relating to any of the foregoing matters will be settled by arbitration in accordance with the CPR Rules for Non-Administered Arbitration as then currently in effect (the “Arbitration Rules”), as the rules may be modified in this agreement. Each Party agrees on behalf of itself and each member of its respective Group that the procedures set forth in this Article 7 will be the sole and exclusive remedy in connection with the dispute, controversy or claim relating to any of the foregoing matters and irrevocably waives any right to begin any Action in or before any Governmental Authority. Each Party on behalf of itself and each member of its respective Group irrevocably waives any right to any trial by jury with respect to any claim, controversy or dispute between the Parties or any members of their respective Groups arising out of or relating to this agreement or any Ancillary Agreement. The Parties agree that claims filed under this arbitration provision may seek direct damages but in no event will either Party be liable to the other for any punitive, special, consequential or any other indirect damages or losses (including lost profits or revenues).

Section 7.03 Demand for Arbitration. At any time after following the procedures set forth in Section 7.01, any party involved in the dispute, controversy or claim may make a written demand (the “Arbitration Demand Notice”) that the dispute be resolved by binding arbitration, which Arbitration Demand Notice will be given to the parties to the dispute, controversy or claim in the manner set forth in Section 8.04. Subject to Section 7.07, on delivery of an Arbitration Demand Notice, the dispute, controversy or claim will be decided by an Arbitration Panel in accordance with the rules set forth in this Article 7.

Section 7.04 Forum. The forum for arbitration under this Article 7 will be agreed on by the Parties or, failing the agreement, will be in the Overland Park, Kansas area.

Section 7.05 Selection of Arbitrators.

(a) Arbitration will be conducted by a single arbitrator selected jointly by Sprint and Embarq. If within 30 days after a demand for arbitration is made, Sprint and Embarq are unable to agree on a single arbitrator, the Parties will choose three arbitrators from a list of members of CPR’s Panel of Distinguished Neutrals provided by CPR through a process of alternately striking names from the list of potential arbitrators. In connection with the selection of the arbitrators, consideration will be given to familiarity with corporate transactions and experience in dispute resolution between parties, as a judge or otherwise.

(b) If an arbitrator cannot continue to serve, a successor will be selected as specified in Section 7.05(a). If such withdrawal occurs after the arbitration hearing has begun but before a final decision has been delivered, a full rehearing will be held if, and only if, the remaining arbitrators unanimously agree that a rehearing is appropriate.

Section 7.06 Arbitration Decision.

(a) The final decision of the Arbitration Panel will be rendered in writing to the parties not later than 60 days after the last hearing date, unless otherwise agreed by the parties in writing. The decision of the Arbitration Panel will be final and binding on the parties, and judgment thereon may be had and will be enforceable in any court having jurisdiction over the parties. Arbitration awards will bear interest at an annual rate equal to (i) the rate which Citibank N.A. (or its successor or another major money center commercial bank agreed to by the Parties) announces as its prime lending rate, as in effect from time to time, plus (ii) 2% per annum, commencing at the time the award is rendered.

(b) The arbitrator or arbitrators will be guided, but not bound, by the Federal Rules of Evidence and by the procedural rules, including discovery provisions, of the Federal Rules of Civil Procedure. Any discovery will be limited to information directly relevant to the controversy or claim in arbitration.

Section 7.07 Arbitration Panel’s Authority. The Arbitration Panel will have full power and authority to determine issues of arbitrability and to interpret or construe the applicable provisions of this agreement or any Ancillary Agreement and to fashion appropriate remedies for breaches of this agreement (including interim or permanent injunctive relief); except that the Arbitration Panel will not have any right or authority (i) in excess of the authority a court having jurisdiction over the parties and the controversy or dispute would have absent these arbitration provisions; (ii) to award special, consequential, or other indirect damages (including lost profits or revenues); (iii) to award punitive damages; or (iv) to modify the terms of this agreement. It is the intention of the Parties that in rendering a decision the Arbitration Panel give effect to the applicable provisions of this agreement and the Ancillary Agreements and follow applicable law (it being understood and agreed that this sentence will not expand the right of judicial review of the arbitrator’s awards beyond that provided by applicable law). If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrator may hear and determine the controversy on evidence produced by the appearing Party.

Section 7.08 Continuity of Performance and Remaining Obligations. Unless otherwise agreed in writing, the Parties will continue to provide service and honor all other commitments under this agreement and each Ancillary Agreement during the dispute resolution under the provisions of this Article 7 with respect to all matters not subject to the dispute, controversy or claim.

Section 7.09 Law Governing Arbitration Procedures. The interpretation of the provisions of this Article 7, only insofar as they relate to the agreement to arbitration and any procedures pursuant thereto, will be governed by the Federal Arbitration Act and other applicable federal Law. In all other respects the interpretation of this agreement will be governed as set forth in Section 8.03.

Section 7.10 Attorneys’ Fees, Etc. All costs, expenses, interest, attorneys’ fees, disbursements and expense of counsel, expert and consulting fees, fees of third party administrators, and costs related thereto or to the investigation or defense thereof of the prevailing party with respect to any Actions between the Parties arising under this agreement or any Ancillary Agreement will be paid by the non-prevailing party.

ARTICLE 8

OTHER PROVISIONS

Section 8.01 Expenses. Except as otherwise provided in this agreement or in any Ancillary Agreement, each Party will bear its own expenses in connection with the Recapitalization, the Separation, the Distribution and the other transactions contemplated by this agreement. The Parties agree that the items of expense set forth on Schedule 8.01 will be allocated as set forth on Schedule 8.01.

Section 8.02 Entire Agreement. This agreement and the Ancillary Agreements represent the entire agreement among the Parties relating to the matters described herein and therein, and no prior representations or agreements, whether written or oral, will be binding on any Party unless incorporated into this agreement or any Ancillary Agreement or agreed to by the Party in a writing signed by the Party on or after the date of this agreement.

Section 8.03 Governing Law. The validity, interpretation and enforcement of this agreement will be governed by the laws of the State of Delaware, other than the choice of law provisions thereof.

Section 8.04 Notices. Any notice, demand, claim or other communication under this agreement will be in writing and will be deemed to have been given (i) on the delivery if delivered personally; (ii) five days after mailing if sent by registered or certified mail, return receipt requested, postage prepaid; (iii) on the date on which delivery thereof is guaranteed by the carrier if delivered by a national courier guaranteeing delivery within a fixed number of days of sending; or (iv) on the date on which facsimile transmission thereof is confirmed by the receiving machine if transmitted by facsimile machine and confirmed by delivery by one of the prior methods; but, in each case, only if addressed to the Parties in the following manner at the following addresses or facsimile numbers (or at the other address or other number as a Party may specify by notice to the other):

If to Sprint:

Sprint Nextel Corporation

2001 Edmund Halley Drive

Reston, VA 20191

Attn: General Counsel

Facsimile: (703) 433-4846

If to Embarq:

Embarq Corporation

5454 W. 110th Street

Overland Park, KS 66211

Attn: General Counsel

Facsimile: (913) 523-7700

With a copy to:

Embarq Corporation

5454 W. 110th Street

Overland Park, KS 66211

Attn: Corporate Secretary

Facsimile: (913) 523-9825

Any notice to Sprint will be deemed notice to all members of the Sprint Group, and any notice to Embarq will be deemed notice to all members of the Embarq Group.

Section 8.05 Priority of Agreements. If there is a conflict between any provision of this agreement and a provision in any of the Ancillary agreements, the provision of the Ancillary Agreement will control unless specifically provided otherwise in this agreement or in the Ancillary Agreement.

Section 8.06 Amendment. This agreement may not be amended except by a writing executed by each of Sprint and Embarq.

Section 8.07 Termination. This agreement may be terminated and the Recapitalization, the Separation and the Distribution abandoned at any time before the Distribution Time by and in the sole discretion of the Sprint Board of Directors without the approval of Embarq or any other Person. If terminated, no Party will have any liability of any kind to the other Party or any other Person on account of the termination or otherwise with respect to this agreement.

Section 8.08 No Third-Party Beneficiaries. Except for the provisions of Article 6 with respect to indemnification of Indemnitees and releases for the benefit of wholly owned members of the Sprint Group and the Embarq Group, this agreement is solely for the benefit of the Parties hereto and does not confer on third parties (including any employees of any member of the Sprint Group or the Embarq Group) any remedy, claim, reimbursement, claim of action, or other right in addition to those existing without reference to this agreement.

Section 8.09 Public Endorsements. After the Distribution Time, no member of the Sprint Group, on the one hand, and no member of the Embarq Group, on the other hand, will express or imply the other’s sponsorship or endorsement of a particular position or view in any external communication without first securing the prior written approval of the other Party.

Section 8.10 Assignability. No Party will assign its rights or delegate its duties under this agreement without the written consent of the other Party, except that either Party may assign its rights or delegate its duties under this agreement to a member of its Group, provided that the member agrees in writing to be bound by the terms and conditions contained in this agreement and provided further that the assignment or delegation will not relieve any Party of its indemnification obligations or obligations in the event of a breach of this agreement. Except as provided in the preceding sentence, any attempted assignment or delegation in contravention of this provision will be void.

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this agreement as of the date first above written.

SPRINT NEXTEL CORPORATION

By
Name:
Title:

EMBARQ CORPORATION

By
Name:
Title:

FOR DISCUSSION ONLY

Schedule 2.08 Intercompany Accounts, Related Liabilities and Other Matters

A.	The Parties will use the methodologies and principles in this schedule in settling inter-company accounts, related Liabilities and other matters addressed below, in each case on a consolidated basis for Embarq and each member of the Embarq Group.

B.	Sprint will take those actions necessary to cause the Embarq Balance Sheet, immediately following the Distribution Time (the “Opening Embarq Balance Sheet”), to reflect the following:

(1)	the Embarq Group Assets and the Embarq Group Liabilities required to be included on the balance sheet following consistent application of generally accepted accounting principles with those applied to the historical and pro forma financial statements contained in the Form 10 (“GAAP”);

(2)	$200 million of cash as an asset;

(3)	no more than $7.25 billion of third party debt for borrowed money;

(4)	no inter-company balances due to or from a member of the Sprint Group that were outstanding immediately before the Distribution Time, except for payables or receivables between a member of the Sprint Group and a member of the Embarq Group that result from (i) sales of products or services transacted in the normal course of business on commercial terms, or (ii) transactions contemplated by this Separation and Distribution Agreement or any Ancillary Agreements.

C.	The Parties will calculate the amount of Capital Expenditures made during the period starting January 1, 2006 through the Distribution Date (“Actual Capital Expenditures”) and the applicable Party will be responsible for making the payment determined in accordance with the methodology described in this Paragraph C.

(1)	The term “Capital Expenditures” means the amounts required to be capitalized on the balance sheet of Embarq in accordance with GAAP, except that any amount included in Transition Costs (as defined in Paragraph D) will not be included in Capital Expenditures.

(2)	The term “Capital Expenditure Target” means $303.0 million, which reflects the good faith estimate by the Parties of the amount of Capital Expenditures expected to be made through and including May 31, 2006.

(3)	The term “Adjusted Capital Expenditure Target” means the amount determined by either clause (a) or (b) below, as the case may be:

(a)	If the Distribution Date is before May 31, 2006, the Adjusted Capital Expenditure Target is the Capital Expenditure Target, minus the product of (i) the number of business days between the Distribution Date and through May 31, 2006, which excludes the Distribution Date for purposes of this calculation, and (ii) $3.3 million (e.g., if the Distribution Date is May 15, 2006, then the Adjusted Capital Expenditure Target will be $266.7 million).

(b)	If the Distribution Date is after May 31, 2006, the Adjusted Capital Expenditure Target is the sum of (i) the Capital Expenditure Target, plus (ii) the product of (x) the number of business days between May 31, 2006 and through the Distribution Date, which excludes May 31, 2006 for purposes of this calculation, and (y) $3.4 million.

(4)	If the Actual Capital Expenditures are greater than the Adjusted Capital Expenditure Target, then Embarq owes the difference to Sprint and will pay the amount under Paragraph F of this Schedule 2.08. If the Actual Capital Expenditures are less than the Adjusted Capital Expenditure Target, then Sprint owes the difference to Embarq and will pay the amount under Paragraph F of this Schedule 2.08.

D.	The Parties will calculate the amount of Transition Costs incurred during the period starting January 1, 2006 through the Distribution Date (“Actual Transition Costs”) and the applicable Party will be responsible for making the payment determined in accordance with the methodology described in this Paragraph D.

(1)	The term “Transition Costs” means costs that are directly managed by or solely for the benefit of Embarq and incurred in connection with the separation of Embarq from Sprint for: re-branding and brand launch, information technology systems and infrastructure, transaction costs, employee retention, wireless capability development and other miscellaneous costs.

(2)	The term “Transition Cost Target” means $126.7 million, which reflects the good faith estimate of the Parties of the amount of Transition Costs expected to be incurred through and including May 31, 2006.

(3)	The term “Adjusted Transition Cost Target” means the amount determined by either clause (a) or (b) below, as the case may be:

(a)	If the Distribution Date is before May 31, 2006, the Adjusted Transition Cost Target is the Transition Cost Target, minus the product of (i) the number of business days between the Distribution Date and through May 31, 2006, which excludes the Distribution Date for purposes of this calculation, and (ii) $1.1 million (e.g., if the Distribution Date is May 15, 2006, then the Adjusted Transition Cost Target will be $114.6 million).

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(b)	If the Distribution Date is after May 31, 2006, the Adjusted Transition Cost Target is the sum of (i) the Transition Cost Target, plus (ii) the product of (x) the number of business days between May 31, 2006 and through the Distribution Date, which excludes May 31, 2006 for purposes of this calculation, and (y) $0.9 million.

(4)	If the Actual Transition Costs are greater than the Adjusted Transition Cost Target, then Embarq owes the difference to Sprint and will pay the amount under Paragraph F of this Schedule 2.08. If the Actual Transition Costs are less than the Adjusted Transition Cost Target, then Sprint owes the difference to Embarq and will pay the amount under Paragraph F of this Schedule 2.08.

E.	The Parties will calculate the amount of Actual Working Capital based on the Opening Embarq Balance Sheet and the applicable Party will be responsible for making the payment determined in accordance with the methodology described in this Paragraph E.

(1)	The term “Working Capital” as of a given date means the amount calculated by subtracting the current liabilities shown on the Opening Embarq Balance Sheet from the current assets shown on the Opening Embarq Balance Sheet, but excluding

(i) from current liabilities, the current maturities of long-term debt owed to third parties, the current portion of deferred income taxes, and the current portion of pension and other post-retirement and post-employment benefits obligations,

(ii) from current assets, (x) the current portion of deferred income taxes and the current portion of pension and other post-retirement and post-employment benefits, and (y) the proceeds from the resolution of any claims by members of the Embarq Group against AT&T for unpaid or underpaid access charges on calls placed to LTD customers since 2002 using prepaid calling cards claimed by AT&T to be exempt “enhanced services”, and

(iii) from current assets or current liabilities, as the case may be, any gain or loss from the settlement or termination of the swaption derivative contracts, for a cumulative notional amount of $600 million, and Treasury collars, for a cumulative notional amount of $2.4 billion, which hedges are described in the Form 10.

Notwithstanding anything in this Schedule 2.08 to the contrary, in addition to any other amounts paid to, or held or retained by, any member of the Embarq Group under this Schedule 2.08, prior to, on or after the Distribution Date, Embarq will retain the proceeds, if any, from the resolution of the claims described in item (ii)(y) and from the settlement or termination of the contracts described in (iii).

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(2)	The term “Actual Working Capital” means the Working Capital of Embarq on the Distribution Date based on the Opening Embarq Balance Sheet.

(3)	The term “Targeted Working Capital” means $194.2 million of positive Working Capital (adjusted as required in this section), which reflects the good faith estimate by the Parties of the amount of positive Working Capital expected to be reflected on the Opening Embarq Balance Sheet. If the Distribution Date is before May 31, 2006 then the Targeted Working Capital will be decreased by $0.825 million for each calendar day starting with the day following the Distribution Date and through May 31, 2006, but not to exceed a maximum of 16 calendar days, (e.g. if the Distribution Date is May 15, 2006, then Targeted Working Capital would be decreased $13.2 million to $181.0 million). If the Distribution Date is after May 31, 2006 then the Targeted Working Capital will be increased by $0.825 million for each calendar day after May 31, 2006 and through the Distribution Date.

(4)	If Actual Working Capital is greater than Targeted Working Capital, then Embarq owes the difference to Sprint and will pay the amount under Paragraph F of this Section 2.08. If Actual Working Capital is less than Targeted Working Capital, then Sprint owes the difference to Embarq and will pay the amount under Paragraph F of this Schedule 2.08.

F.	As soon as reasonably practicable after the Distribution Date, but not later than 60 days after the Distribution Date, Embarq will prepare the Opening Embarq Balance Sheet in accordance with GAAP, make the calculations (the “Trueup Calculations”) called for by Paragraphs C, D and E of this Schedule 2.08 and determine the net amount owed by the applicable Party after offsetting the amounts owing under those Paragraphs (the “Net Trueup Amount”).

Each of the Parties will give the other Party, and any representatives of the other Party, reasonable access to their respective books, records, and personnel to the extent reasonably required to prepare and review the Opening Embarq Balance Sheet and the Trueup Calculations. Sprint has 15 business days following delivery of the Opening Embarq Balance Sheet and the Trueup Calculations during which to provide notice to Embarq of any dispute with them. If Sprint fails to notify Embarq of any such dispute within the 15 day period, Sprint will be deemed to have disputed them. For purposes of clarification, the notice under this paragraph is not a Dispute Escalation Notice for purposes of Article 7 of the Separation and Distribution Agreement.

If Sprint disputes them, the Parties will cooperate in good faith to resolve the dispute as promptly as possible. If the Parties do not resolve the dispute within 15

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days of the delivery of the notice, either party may give a Dispute Escalation Notice in accordance with Article 7 of the Separation and Distribution Agreement.

Any payment to be made by Embarq or Sprint, in respect of the Net Trueup Amount will be made by wire transfer of immediately available funds on the fifth business day after the date the Opening Embarq Balance Sheet and the Trueup Calculations become final.

G.	Sprint will pay a cash dividend for the second calendar quarter of 2006 in an amount of approximately $75 million. The record date for the cash dividend will be on or before the Distribution Date. Embarq will not pay a dividend for the second calendar quarter of 2006.

H.	Sprint Capital will pay all fees and expenses called for by Section 8 of the Underwriting Agreement and initial fees required to be paid to rating agencies for the offering of the Embarq notes to be issued to Sprint on the Distribution Date and to be subsequently resold by Sprint Capital.

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